

December 16, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Monty Lamirato
Chief Financial Officer
Strategic Environmental & Energy Resources, Inc.
751 Pine Ridge Road
Golden, Colorado 80403

> **RE: Strategic Environmental & Energy Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 0-54987**

Dear Mr. Lamirato:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Consolidated Financial Statements</u>

<u>Business, page 5</u>
<u>Segment Information, page 6</u>

1.   We note that as of December 31, 2014 and 2013 you had two customers with sales in excess of 10% of revenue and combined were 53% and 43% of total revenues for the years ended December 31, 2014 and 2013. Additionally, you state that that the loss of either one of these customers would have a material adverse effect on your business. In future filings, please discuss these relationships in greater detail, noting your dependence upon them and file any material agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Staff Attorney at (202) 551-3728 or Craig E. Slivka, Special Counsel at (202) 551-3729, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction